SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

9F Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share

(Title of Class of Securities)

65442R 109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 65442R 109 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “JFU.” Each ADS represents one Class A ordinary share of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65442R 109	Page 1 of 6 pages

1	Name of Reporting Person Lei Sun

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 64,433,465. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 64,433,465. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,433,465. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)
27.8% of the Class A ordinary shares, (or 27.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person IN

CUSIP No. 65442R 109	Page 2 of 6 pages

1	Name of Reporting Person Nine F Capital Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 64,433,465. See Item 4.

	6	Shared Voting Power 0

	7	Sole Dispositive Power 64,433,465. See Item 4.

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 64,433,465. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9)
27.8% of the Class A ordinary shares, (or 27.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares). See Item 4.

12	Type of Reporting Person CO

CUSIP No. 65442R 109	Page 3 of 6 pages

Item 1(a).	Name of Issuer: 9F Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Room 1607, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China

Item 2(a).	Name of Person Filing: Lei Sun, Nine F Capital Limited (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The business address of Lei Sun is Room 1607, Building No. 5, 5 West Laiguangying Road, Chaoyang District, Beijing 100012, People’s Republic of China. The registered address of Nine F Capital Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
Item 2(c)	Citizenship: Lei Sun is a citizen of the People’s Republic of China. Nine F Capital Limited is a company incorporated in British Virgin Islands.
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.00001 per share, of the Issuer.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to five votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 65442R 109 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each Reporting Person is provided as of December 31, 2021. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The table below is prepared based on 170,161,275 Class A ordinary shares and 61,162,400 Class B ordinary shares outstanding as of December 31, 2021.

CUSIP No. 65442R 109	Page 4 of 6 pages

For Lei Sun:

Reporting Person: Lei Sun	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	6,085,465	(1)	58,348,000	(2)	64,433,465	(4)	—
(b) Percent of class:	27.8	%(3)	—		27.5	%(5)	62.1	%(6)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	6,085,465	(1)	58,348,000	(2)	64,433,465	(4)	—
(ii) Shared power to vote or to direct the vote	—		—		—		—
(iii) Sole power to dispose or to direct the disposition of	6,085,465	(1)	58,348,000	(2)	64,433,465	(4)	—
(iv) Shared power to dispose or to direct the disposition of	—		—		—		—

Notes:

(1) Representing (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; and (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021. The Nine F Trust is a trust established under the laws of Guernsey and managed by Credit Suisse Trust Limited as the trustee. Mr. Lei Sun is the settlor of the trust and Mr. Lei Sun and his family members are the trust’s beneficiaries. Under the terms of this trust, Mr. Lei Sun has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Nine F Capital Limited in the Issuer. Mr. Sun may be deemed to have the sole voting and dispositive power over the shares held by Nine F Capital Limited.

(2) Representing 58,348,000 Class B ordinary shares held by Nine F Capital Limited.

(3) To derive this percentage, (x) the numerator is the sum of (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021, and (iii) 58,348,000, being the number of Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust, assuming all the Class B ordinary shares held by Nine F Capital Limited are converted into the same number of Class A ordinary shares, and (y) the denominator is the sum of (i) 170,161,275, being the numbers of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2021, (ii) 58,348,000, being the number of Class A ordinary shares upon conversion of 58,348,000 Class B ordinary shares held by Nine F Capital Limited, and (iii) 3,240,000, being the number of Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days of December 31, 2021.

(4) Representing (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021, and (iii) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust, assuming all the Class B ordinary shares held by Nine F Capital Limited are converted into the same number of Class A ordinary shares.

(5) To derive this percentage, (x) the numerator is the sum of (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021, and (iii) 58,348,000, being the number of Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust, assuming all the Class B ordinary shares held by Nine F Capital Limited are converted into the same number of Class A ordinary shares, and (y) the denominator is the sum of (i) 170,161,275, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2021, (ii) 61,162,400, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2021 that are convertible into the same number of Class A ordinary shares, and (iii) 3,240,000, being the number of Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days of December 31, 2021.

(6) Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to five votes per Class B ordinary share.

CUSIP No. 65442R 109	Page 5 of 6 pages

For Nine F Capital Limited:

Reporting Person: Nine F Capital Limited	Class A ordinary shares		Class B ordinary shares		Total ordinary shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	6,085,465	(1)	58,348,000	(2)	64,433,465	(4)	—
(b) Percent of class:	27.8	%(3)	—		27.5	%(5)	62.1	%(6)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	6,085,465	(1)	58,348,000	(2)	64,433,465	(4)	—
(ii) Shared power to vote or to direct the vote	—		—		—		—
(iii) Sole power to dispose or to direct the disposition of	6,085,465	(1)	58,348,000	(2)	64,433,465	(4)	—
(iv) Shared power to dispose or to direct the disposition of	—		—		—		—

Notes:

(1) Representing (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; and (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021.

(2) Representing 58,348,000 Class B ordinary shares held by Nine F Capital Limited.

(3) To derive this percentage, (x) the numerator is the sum of (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021, and (iii) 58,348,000, being the number of Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust, assuming all the Class B ordinary shares held by Nine F Capital Limited are converted into the same number of Class A ordinary shares, and (y) the denominator is the sum of (i) 170,161,275, being the numbers of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2021, (ii) 58,348,000, being the number of Class A ordinary shares upon conversion of 58,348,000 Class B ordinary shares held by Nine F Capital Limited, and (iii) 3,240,000, being the number of Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days of December 31, 2021.

(4) Representing (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021, and (iii) 58,348,000 Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust, assuming all the Class B ordinary shares held by Nine F Capital Limited are converted into the same number of Class A ordinary shares.

(5) To derive this percentage, (x) the numerator is the sum of (i) 2,845,465 Class A ordinary shares held by Nine F Capital Limited; (ii) 3,240,000 Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days as of December 31, 2021, and (iii) 58,348,000, being the number of Class B ordinary shares held by Nine F Capital Limited, a British Virgin Islands company controlled by The Nine F Trust, assuming all the Class B ordinary shares held by Nine F Capital Limited are converted into the same number of Class A ordinary shares, and (y) the denominator is the sum of (i) 170,161,275, being the number of the Issuer’s total Class A ordinary shares outstanding as of December 31, 2021, (ii) 61,162,400, being the number of the Issuer’s total Class B ordinary shares outstanding as of December 31, 2021 that are convertible into the same number of Class A ordinary shares, and (iii) 3,240,000, being the number of Class A ordinary shares that Nine F Capital Limited may purchase upon exercise of options within 60 days of December 31, 2021.

(6) Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to five votes per Class B ordinary share.

CUSIP No. 65442R 109	Page 6 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A*	Joint Filing Agreement, dated February 12, 2020

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Lei Sun

/s/ Lei Sun

Nine F Capital Limited

By:	/s/ Lei Sun
Name:	Lei Sun
Title:	Director

[Signature Page to Schedule 13G/A]